FMC Corporation
FMC Tower at Cira Centre South
2929 Walnut Street
Philadelphia, PA 19104
USA
215.299.6668
fmc.com

August 4, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Attn: John Cash, Accounting Branch Chief

RE:	FMC Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Definitive Proxy Statement on Schedule 14A
Filed March 18, 2016
File No. 1-2376

Dear Mr. Cash:

On behalf of FMC Corporation (which we refer to as “we”, “us” and correlative terms), this letter is being submitted to the comments given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Paul W. Graves, Executive Vice President and Chief Financial Officer of FMC Corporation, dated July 11, 2016 (the “Comment Letter”), with respect to the above-referenced filings.

For your convenience, we included the comment in italicized typeface and the Company's response below the comment. All references to page numbers in our responses reflect paginations in the filings cited.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 4. Mine Safety Disclosures, page 17

1.
We note your disclosure on page 16 that you operate mines in nineteen countries. As such, please tell us what consideration you gave to presenting the disclosures required by Item 104 of Regulation S-K.

Company's Response:
We do not operate mines in nineteen countries; however, we have manufacturing facilities in nineteen countries. We only operate one mine which is located in Argentina. In future filings, we will modify the disclosures included in Item 2, Properties, to clarify that we operate 31 manufacturing facilities in nineteen countries and we operate one mine in Argentina. In response to the Staff's question related to our consideration of disclosures required by Item 104 of Regulation S-K, we note that Item 104 applies only to mines located in the United States, as set forth in Section II.A.c. of the Commission’s Release No. 34-66019, which promulgated Item 104.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

2.
We note the expectations included on page 26 and the reference to some of the impacts on your financials (weather events, elevated channel inventory levels, reduced income of farmers); however, your MD&A does not appear to address these impacts in any detail. For example, we note during your fourth quarter earnings call, you refer to weather events in some of your markets or changes in pest pressure which have impacted your inventory levels, extraction ability, and pricing. Similarly, in your fourth quarter earnings call, you mention that sales in Argentina continue to be impacted by delay in receiving import licenses for formulated products but this is not mentioned in your 10-K. In future filings, please include more detail with regard to the impact, where material, of events on your business activities and financial results. In addition, disclose any trends you have observed with regard to these events.

Company's Response:
In accordance with the Staff's comment, in our future filings, we will include a more specific discussion within MD&A of events such as weather or other market and regulatory conditions that have a material impact our business activities and financial results. To the extent that management becomes aware of any material trends relevant to these and similar events, these trends will be disclosed.

3.
Similarly, consider revising your risk factors in future filings to address the specific risks and the potential impact of those risks on the business (e.g. specific weather conditions that result in a change in pest pressure that impacts inventory and sales).

Company's Response:
In accordance with the Staff's comment, in our future filings, we will ensure our risk factors address any new specific risks such as specific weather conditions and the impact of those risks to our business, where material.

Adjusted Earnings Reconciliation, page 25

4.
You disclose that you tax effect the adjustments to net income without a clear explanation for how the tax effect is calculated, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next periodic report.

Company's Response:
In accordance with the Staff's comment, in our future filings, we will provide disclosure explaining how the tax effect of the adjustments to net income are determined considering the guidance issued in the updated Compliance and Disclosure Interpretations on Non-GAAP financial measures. If the Staff's updated guidance had been issued prior to the filing of our 2015 Form 10-K, the disclosure would have read as follows:

The income tax expense (benefit) on Corporate special charges (income) is determined using the applicable rates in the taxing jurisdictions in which the Corporate special charge or income occurred and includes both current and deferred income tax expense (benefit) based on the nature of the non-GAAP performance measure.

Item 8. Financial Statements and Supplementary Data, page 44
Note 3: Acquisitions, page 57

5.
Please disclose in future filings the amounts of revenue and earnings of Cheminova A/S since the acquisition date of April 21, 2015 that is included in your statements of income. Refer to ASC 805-10-50-2(h)(1).

Company's Response:
ASC 805-10-50-2(h)(1) states that public entities must disclose the amounts of revenue and earnings of the acquiree since the acquisition date included in the consolidated income statement for the reporting period in which the business combination occurred. Therefore, in accordance with the Staff's comment, in our future filings, we will disclose the amounts of revenue and earnings of Cheminova A/S since the acquisition date of April 21, 2015 that is included in our statement of income for the year ended December 31, 2015.

Note 13: Pension and Other Postretirement Benefits, page 77

6.
You disclose on page 41 that you changed the method you used to estimate the service cost and interest cost components of net periodic benefit cost for your U.S. defined benefit pension plans. In future filings please expand your disclosures related to accounting policy elections to quantify the service period of your employees over which you amortize actuarial gains and losses and clarify if you employ a corridor. In addition, please tell us and disclose in future filings the expected impact of changing from a single weighted average discount rate to a spot rate approach on the components of net periodic benefit cost for 2016. See ASC 250-10-50-4.

Company's Response:
In accordance with the Staff's comment, in our future filings, we will provide a specific and comprehensive discussion in our disclosures to quantify the service period of our employees over which we amortize actuarial gains and losses and clarify if we employ a corridor. We plan to include the following disclosure in our future filings:
Unrecognized actuarial gains and losses are generally recognized using the corridor method and amortized into net periodic pension cost over the average remaining service period of approximately eight years.

In order to more clearly explain the expected impact of changing from a single weighted average discount rate to a spot rate approach on the components of net periodic benefit cost for 2016, we intend to add to future filings to the underlined sentence below to the disclosure provided below which appears on page 41 of our 2015 Form 10-K:

.
On December 31, 2015, we changed the method we used to estimate the service cost and interest cost components of our net periodic benefit cost for our US defined benefit pension plans. Historically, we estimated the service cost and interest cost components using a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. We have elected to use a full yield curve approach in the estimate for these components of benefit cost by applying specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows as we believe this provides a better estimate of service and interest costs. We consider this a change in estimate and, accordingly, will account for it prospectively starting in 2016. For fiscal 2016, the change in estimate from a single weighted average discount rate to a spot rate approach is expected to reduce US pension and postretirement net periodic benefit cost by approximately $10 to $15 million when compared to the prior estimate.

Schedule 14A filed March 18, 2016
Executive Compensation Tables, page 30

7.
We note your disclosure in footnote 5 regarding the special equity award granted to the CEO by the Board of Directors; however, your compensation discussion and analysis does not appear to include the Board’s rationale for this significant award. In future filings, please address any material changes to compensation in your discussion and analysis. Ensure that you provide appropriate context for these changes, particularly in light of any other discussion regarding benchmarking compensation to your peer group, and the significance of the resulting increase in total compensation to any named executive officer.

Company's Response:

In accordance with the Staff's comment, in our future filings, material changes to compensation will be addressed in our compensation discussion and analysis, including the context for the changes, particularly in light of any other discussion regarding benchmarking compensation to our peer group, and the significance of the resulting increase in total compensation for any named executive officer.

2015 Target Compensation vs. Realizable Compensation, page 28

8.
The table presents CEO compensation and claims it “clearly illustrates that pay and performance are aligned. Realizable pay is substantially lower for NEOs when financial and stock price performance is down.” However, as noted but not quantified by footnote, the table does not include the special equity award to the CEO. The materiality of this award significantly changes CEO compensation from less than the realizable pay amount to more than the realizable pay amount. In future filings, please incorporate such awards into the CEO’s compensation and ensure the narrative around this table reconciles the compensation of the CEO with the financial and stock price performance of the Company. In addition, please include the 50th percentile of CEO compensation for your peer group in the graph to support your benchmarking disclosure.

Company's Response:
In accordance with the Staff's comment, in our future filings, we will incorporate all types of compensation, including special performance-based equity awards, into the CEO’s compensation in any Target Compensation vs. Realizable Compensation chart that we may determine to include in future proxy statements, and we will ensure that the narrative around the target compensation vs. realizable compensation reconciles the CEO’s compensation with the financial and stock price performance of the

Company. We will also include the 50th percentile of CEO compensation for our peer group to support our benchmarking discussion around CEO compensation.

In respect of the 2015 Target Compensation vs. Realizable Compensation chart that was included in our 2016 proxy statement, we note that had we included the CEO’s 2015 special equity award in the chart, it would have been given a zero value as of the date stated (December 31, 2015), based on our best judgment. The reason is that 50% percent of the award is comprised of options with a strike price significantly higher than the stock price as of that date. The remaining 50% of the award is comprised of performance-based restricted stock units (“PRSUs”), which are dependent on the total shareholder return (“TSR”) achieved by the Company in relation to our peer group over a three-year period. Based on the stock performance as of December 31, 2015 date in relation to comparable stock performance of our peers, it was deemed unlikely that by the end of the measurement period, the stock could have reached a point that would result in a payout. (Detail on the PRSUs is provided on page 25 of the previous year’s Proxy Statement mailed on March 20, 2015, which was immediately after the grant). Thus the realizable pay disclosed in the chart would have remained the same whether the special equity award had been included or not.

In connection with responding to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 215-299-6112 if you should have any questions or comments with regard to these responses.

Very truly yours,

/s/ Paul W. Graves

Paul W. Graves
Executive Vice President
and Chief Financial Officer

Cc: Nicholas L. Pfeiffer, FMC Corporation, Vice President, Corporate Controller and Chief Accounting Officer
Andrea E. Utecht, FMC Corporation, Executive Vice President and General Counsel
John Walker, KPMG LLP, Partner
Robert Friedel, Pepper Hamilton LLP, Partner